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Mary T. Payne Direct Phone: +1 202 414 9483 Email: mpayne@reedsmith.com

July 22, 2013

VIA EDGAR SUBMISSION

Dominic Minore, Esq.
Senior Counsel
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	LocalShares Investment Trust
Pre-Effective Amendment No. 2 to the
Registration Statement on Form N-1A
Registration Nos. 333-184163; 811-22755

Dear Mr. Minore:

This letter responds to oral comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), received on July 17, 2013, with respect to a draft of Pre-Effective Amendment No. 2 to the Registration Statement on Form N-1A for the Nashville Area ETF (the “Fund”), which is a series of the LocalShares Investment Trust (the “Trust”).  For convenience, each of the Staff’s comments is repeated below, with responses immediately following.

The responses to these comments are included, as appropriate, in Pre-Effective Amendment No. 2 to the Registration Statement on Form N-1A for the Fund (the “Amendment”), which we are simultaneously transmitting for filing under the Securities Act of 1933 (the “Securities Act”).  Capitalized terms have the same meaning as in the Amendment.

NEW YORK • LONDON • HONG KONG • CHICAGO • WASHINGTON, D.C. • BEIJING • PARIS • LOS ANGELES • SAN FRANCISCO • PHILADELPHIA •
SHANGHAI • PITTSBURGH • HOUSTON • SINGAPORE • MUNICH • ABU DHABI • PRINCETON • NORTHERN VIRGINIA •
WILMINGTON • SILICON VALLEY • DUBAI • CENTURY CITY • RICHMOND • GREECE • KAZAKHSTAN

Dominic Minore, Esq.
July 22, 2013

General

1.	Comment:

Because the Fund invests in companies with headquarters in areas beyond the border of Nashville, the name of the Fund should be changed to Nashville Region ETF, Nashville Area ETF, or LocalShares Nashville Index ETF to comply with Rule 35d-1 under the Investment Company Act of 1940 (the “1940 Act”).

Response:

The name of the Fund has been changed to Nashville Area ETF.

2.	Comment:

Please confirm supplementally that the Fund websites noted in the prospectus will be publicly available before any marketing commences.

Response:

The Trust confirms that it will not engage in any public marketing until the aforementioned websites have been launched and are accessible by potential investors.

Risk/Return Summary – Fees and Expenses of the Fund

3.	Comment:

Please delete footnote 1 to the fee table and confirm to the Staff supplementally that there will be no recoupment of any amounts waived pursuant to the fee waiver as described in footnote 2 to the fee table.

Response:

We have deleted footnote 1 and confirm that the Adviser will not seek to recoup amounts waived pursuant to the fee waiver.

Risk/Return Summary – Principal Investment Strategies of the Fund

4.	Comment:

The reference to holding cash and cash equivalents as a temporary defensive measure in the third paragraph seems to be inconsistent with the third principal risk factor on the following page.  Please clarify.

Dominic Minore, Esq.
July 22, 2013

Response:

We agree with the Staff’s comment and have deleted the reference to holding cash and cash equivalents as a temporary defensive measure.

Risk/Return Summary – Principal Risks of Investing in the Fund

5.	Comment:

Please expand the Index Tracking Risk to more clearly explain the risk.

Response:

Upon additional reflection, we deleted the Index Tracking Risk after incorporating much of its disclosure into the Passive Investment Risk.  We believe that the revised Passive Investment Risk, along with the existing Non-Correlation Risk, appropriately captures and more accurately and clearly describes the appropriate risk for an investor.  We made the same changes to these risks under “Principal Risks of Investing in the Fund” in the “Additional Information about the Fund” section.

6.	Comment:

Under the Geographic Concentration Risk, please ensure that the description of the securities in which the Fund invests is consistent with the description under “Principal Investment Strategies of the Fund.”  In this regard, “companies that have their headquarters or principal place of business located in the Nashville, Tennessee region” should be replaced with “companies that have their corporate headquarters located in the Nashville, Tennessee region.”  Ensure this description is consistent globally.

Response:

We have revised the Amendment accordingly.

7.	Comment:

Under the Secondary Market Risk, please explain the significance of the risk for an investor.

Response:

We have revised the Amendment to add that this risk may negatively impact the market price of the Fund’s shares.

Dominic Minore, Esq.
July 22, 2013

8.	Comment:

Under the Non-Correlation Risk, define tracking error.

Response:

We have revised the Amendment to define tracking error earlier in the first place it is mentioned.

Additional Information about the Fund – Principal Risks of Investing in the Fund

9.	Comment:

Under Non-Correlation Risk, please delete the word “somewhat” from the first sentence.

Response:

The Amendment has been revised accordingly.

Additional Information about the Fund – Premium/Discount Information

10.	Comment:

Please change the word “can” to “will” in the first sentence of the “Premium/Discount Information” section of the Prospectus.

Response:

The Amendment has been revised accordingly.

Statement of Additional Information – Fundamental Investment Policies and Limitations

11.	Comment:

Please remove the cross-references from the list of fundamental policies and instead include them immediately following that list.

Response:

We have revised the Amendment accordingly.

Dominic Minore, Esq.
July 22, 2013

Statement of Additional Information – Additional Information Concerning the Trust

12.	Comment:

Under “Shares,” clarify that any additional portfolios will be separate series of the Trust.

Response:

We have revised the statement to read as follows:  “The Board may add additional separate series to the Trust in the future.”

Exhibits – Legal Opinion

13.	Comment:

Ensure that the legal opinion that is filed complies with Staff Legal Bulletin No. 19.  Also note that a new legal opinion would be required for any additional series created in the future.

Response:

The legal opinion filed in the Amendment complies with Staff Legal Bulletin No. 19.  A separate legal opinion will be issued for any additional series created in the future.

Exhibits – Investment Advisory Agreement

14.	Comment:

On Exhibit A to the Investment Advisory Contract, please delete “of 1%” from the second paragraph.

Response:

The Investment Advisory Contract has been revised accordingly.

Signature Page

15.	Comment:

Please add parentheticals to indicate the capacity in which the signatories satisfy the requirements of Section 6(a) of the Securities Act.

Response:

The signature page of the Amendment has been revised accordingly.

Dominic Minore, Esq.
July 22, 2013

Tandy Representation

16.	Comment:

Please provide the Staff with the required Tandy representation.

Response:

The Tandy representation will be included in the acceleration request filed by the Trust shortly.

*           *           *           *           *

If you should have any questions on the foregoing, please do not hesitate to contact me at 202.414.9483.

Sincerely,
/s/ Mary T. Payne
Mary T. Payne

Enclosure

cc:	Elizabeth S. Courtney
William Decker